UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41611

Hesai Group

10th Floor, Building A

No. 658 Zhaohua Road, Changning District

Shanghai 200050

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒       Form 40-F     ☐

Explanatory Note

Exhibit 1.1, Exhibit 1.2 and Exhibit 4.1 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Hesai Group (File No. 333-290069) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

1.1	Form of International Underwriting Agreement
1.2	Hong Kong Underwriting Agreement dated September 5, 2025
4.1	Registrant’s Specimen Certificate for Class B Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hesai Group

By	:	/s/ Yifan Li
Name	:	Yifan Li
Title	:	Chief Executive Officer

Date: September 11, 2025